From:     Richard D. Foley

To:       Michael K. Pressman, Special Counsel, Securities and Exchange Commission, division of Corporation Finance, Office of Mergers and Acquisitions 100 F Street, N.E., Washington, D. C. 20549

Date:     May 2, 2006

Via:      Fax to 202-772-9203

Re:       Responses to your third faxed comment letter dated May 1, 2006

Concerning:    File No. 001-08957

Dear Mr. Pressman:

I have reviewed your comments and reply as follows.

General

1. We note your comment makes the assertion that there exists apparently on www.votepal.com and in other locations communications and or emails posted at or quoted on listserv.kent.edu “The Ownership Group.” You provided me with the following link http://listserv.kent.edu/cgi-bin/wa.exe?A2=ind0509a&L=ownership&T=0&P=1785indicating the reference in parenthesis (This is a forwarded email originally sent to a bunch of Alaska Air Group, Inc. stakeholders…) I can only assume that your concern was that this communication referred to was sent to “shareholders”.  To our knowledge, none of the members of this list serve are shareholders of Alaska Air Group.

Regarding the communication sent to “Alaska Air Group, Inc. stakeholders” as quoted above, it is my understanding that this was sent to a group of people in response to unsolicited requests by them to be kept up to date on Mr. Nieman’s shareholder rights activities at Alaska Air Group.  For the majority of the recipients on this private email list we have no knowledge of any of them being shareholders of Alaska Air group.  However, within this group of recipients there are approximately 12 fellow employees of Mr. Nieman, each whom made and unsolicited request of him to keep them posted on the process of his exercise of his shareholder rights and any related information on shareholder rights at Alaska Air Group.

As of today, I do not have the list of these employees, but I assume some or all of them could be shareholders of Alaska Air Group.  In responding to the unsolicited requests, Mr. Nieman could have sent emails estimated to be not more than 20 such update emails over the last 12 months.

It is my understanding that communications sent to shareholders who have made unsolicited requests for communications do not constitute “solicitation.”

I do not have any of the posts on the Kent list serve other than the two you provided me.  Based upon the fact that this list is primarily focused on monetary system changes which could broaden participation in capital ownership and the fact that we know of none of the subscribers to be shareholders of Alaska Air Group, we believe that all communication appearing there which may have mentioned shareholder activity at Alaska Air Group was not distributed in any effort as any kind of a solicitation of proxies, votes, withholding of proxies, procurement of proxies or revocation of any proxy. We believe to assume otherwise would not be reasonable.

However, in regard to any of these postings, emails, or similar communications to which you refer I do not have those in my possession at this point in time.  It is our considered opinion that every item we have appearing on www.votepal.com does not come under the provisions of 14a-1(l)(iii) or 14a-12.  Further, it is our position that only those communications which specifically are direct and full quotes of prior years proxy contests can be considered as solicitation materials, but as they apply only to prior years proxy contests we can not agree that they can be reasonably construed to be solicitation materials for the 2006 annual meeting votes or elections.  At this point I do not have full access to all the materials Mr. Nieman has already supplied the staff on a supplemental basis in response to your prior comment letters.  However, please be assured that we will be glad to supply all communications the staff has concerns with.

We believe that Mr. Nieman’s communications with individuals who made unsolicited requests for information from him on his shareholder activities, even if some of them were shareholders we would estimate that they are only small shareholders, it is also possible that none of them are shareholders, or it could be possible that less than ten of them are shareholders, we don’t know and have never inquired.  We believe that these communications should not be considered as solicitation material under Rule 14a-12. However, we are not at this time refusing to supply the staff with any material, but respectfully suggest that we have here in adequately addressed these concerns

In general our position is that every item of communication we have produced which we have reasonably calculated to result in the procurement, withholding or revocation of a proxy have been clearly and properly labeled as such at the time of its production or posting on the internet.  To my knowledge there have been any of our communications published anywhere other than on the Internet web site www.votepal.com.

We understand that the Staff’s interpretation of the rules of what communication fall within the rules’ definitions of solicitation materials may differ from ours.  Without forfeiture of our rights of free speech where possible we have endeavored to cure all such instances within our ability, and we will continue to strive to cure all points or items which the Staff suggests needs additions or modifications.  However, while we have strived to make and complete those cures this should not be construed that we agreed with the position that any of those materials were solicitation materials filed before the delivery of a definitive proxy statement.

Before moving on to your second comment let me, state.  To my knowledge, I am the only participant who at any time has contacted any of the shareholders of Alaska Air Group, Inc. and only in those days in past years after having filed a definitive proxy statement with the Commission and before the date of the annual meetings I did identify from public sources 13D filer institutional shareholders of Alaska Air Group, Inc. obtained the email address of the individual who was appointed by those institutions as the direct contact for delivery of proxy materials and their email address.  Having obtained those delivery email addresses I emailed to them a copy of our definitive proxy statement.  At no time was any request made orally or in writing asking for those institutional shareholders, or any other shareholders to vote our proxy.  In each year I did this same process to deliver our definitive proxy materials to 50%+ of the outstanding shares of the company.

I am sure that Mr. Nieman in the normal course of his workdays responded to questions by his fellow employees about the proxy contest to direct them to our definitive proxy statement on the Internet.  It was my clear understanding that none of the other participants were to call or contact or solicit in any way any shareholders of Alaska Air Group, Inc. other than by referring inquisitive individuals to the definitive proxy statement.

While it may appear to some that we made extensive efforts to solicit and contact many shareholders of the company in a variety of ways and with communications other than delivery of our definitive proxy statement such an assumption is wrong.  We have maintained from the beginning of our efforts to be as transparent as possible and to provide an archive record of what we did, what we said, what we wrote, and what all others did, said, or wrote to us in response.  None of the proxy contests we have participated in, including this one, have cost more than $500 Dollars.  We have sought no financial advantage.  We have sought no compensation of any kind.  We have sought no financial contribution of any kind in any effort we have made to assist any shareholder in the exercise of their rights.

In every instance of assistance we have maintained a consistent position that any shareholder who request our assistance always retained the final authority and that we served at their pleasure.  In fact, in the past, there was one shareholder who asked for our assistance in making a shareholder proposal and we helped him to achieve that goal.  However, subsequent and prior to the Staff’s review this shareholder instructed us to withdraw his proposal.  We took the necessary steps to follow his wishes.  We have received no financial assistance from any source.

The references in our 2006 preliminary proxy statement which refers to “The AAG CHALLENGER PROXY COMMITTEE” this committee consist of only Richard D. Foley and Steve Nieman only for receiving proxy votes for the challenges and assuring delivery of those to the inspector of elections.  The portion, “or designees has to deal with time and location conflicts and trying to cover the possibility that there might arise a need to appoint another as yet unknown person to accept our proxy votes and deliver them to the company for tabulation and for the purposes of entering into the record of the meeting the presentation of shareholder proposals and the nominating of challenger nominees.

In our telephone conversations, you mentioned the “White Paper” which was posted to www.votepal.com in the fall of 2005.  At the time of the posting of this item, we had not determined to conduct any further proxy contests at Alaska Air Group, Inc.  In fact the function of the White Paper was to provide a synopsis of our past actions as we had concluded that based upon the negative reply by the board of directors of Alaska Air Group, Inc. in refusing to acknowledge any duty to respond to the two binding shareholder proposal passed by super majority votes that further solicitations were pointless.  We did assist shareholders to make proposals.  On February 8,2006 Mr. Nieman notified Alaska Air Group of his plans for nomination of challengers for board seat election, but we had not yet reached a firm decision to repeat once more, what had been to date a three year effort without any positive response from the company.

On February 10, 2006 we were contacted by the company about a possible in person meeting of Mr. Nieman and myself in Seattle tentatively scheduled for March 23, 2006.  In the intervening time, the board of directors of Alaska Air Group, Inc. met and made a major course change to essentially implement the binding shareholder super majority winning proposals from 2005.  Mr. Nieman and I had a conference call with the company’s CFO Brad Tilden and Karen Gruen to discuss general issues about the company.  On March 20, 2006 if I have the date, correct Mr. Nieman filed a preliminary form of proxy on Edgar.  He and I on March 23, 2006 met with Mr. Tilden, Ms. Gruen and several other officers and discussed a number of possible course alternatives and this years annual meeting.  We felt the meeting was worthwhile.  However, no agreements or understandings of any kind or of any substantive nature developed.

Mr. Nieman and I  concluded, following that meeting that we would reluctantly, but of necessity go forward with the 2006 proxy contest.  My point in providing this background to the Staff is to illustrate that the determination to pursue a proxy solicitation for the 2006 annual meeting was not made until near the end of March.  Our fall posting of the White Paper or any other material was not made with any intent to use it as part or a communication that could be reasonably expected to result in any procurement, revocation, or withholding of any proxy vote.

However, here in now follows my submission for the staff review of a statement and legend in accordance with 14a-12b

Statement begins - - -The following are the only participants in a proxy solicitation to challenge incumbent directors at Alaska Air Group, Inc.(“AAG”) at its May 16, 2006 Annual Meeting.  They are Richard D. Foley retired railroad conductor owns no AAG shares, Stephen Nieman Captain Horizon Air 400 AAG shares owned, Terry K. Dayton Communication Agent Horizon Air 675 AAG shares owned and William B. Davidge Aircraft Mechanic Horizon Air 1,900 AAG shares owned.  None of these participants have any family or business relationship with AAG other than the employment listed above.  Important additional information on each these participants can be found free of charge on the U.S. Securities and Exchange Commission’s “EDGAR” web site.  By going to URL www.sec.gov and following the links to the web page for the company “Alaska Air Group” you can locate the Edgar Archive page that displays important filings on the company.  The Definitive Proxy Statement of Challenger Group is anticipated to be available there by the end of the first week of May 2006:______(insert known link)__________

It is of the UTMOST IMPORTANCE that shareholders review the Challenger’s Definitive proxy statement in its entirety.  It contains instructions that cannot be found in any other document.  The participants will be conducting an Internet electronic delivery ONLY solicitation.  Shareholders may also access a free copy of it at www.votepal.com It is EXTREMELYIMPORTANT that shareholders avail themselves of these resources to access this proxy statement as it will BE THE ONLY SOURCE OF SPECIFIC information to enable shareholders to vote for the challengers.  - - -End of statement.

Comment V. How We Plan To Solicit

     Our response we believe is covered in the above text and statement which will be prominently displayed on www.votepal.com However, we would welcome any suggestion from the Staff which might help us to improve, and if possible shorten the “legend statement.”

Comment IX. Participants I the Solicitation

     Our response, we believe is covered in the text above including the “legend statement”.  The participants listed above an in the preliminary filings are the only participants to this solicitation.  There are no other participants.  None of the listed participants are acting in any way shape or form with any other shareholders or any other parties to solicit in any form any shareholders of the Alaska Air Group, Inc.  Richard Foley will contact electronically the institutional shareholders and deliver to them electronically the Challengers’ Definitive Proxy Statement and its materials.  Steve Nieman, Terry Dayton, and Bill Davidge will focus only on assisting employee shareholders in locating the proxy statement and accessing its materials.  There are no scripts for telephone or any other type of communication documents than the Challengers’ Definitive Proxy Statement.

We will EDGAR this letter in the proper form as soon as possible.  We will also be making a deletion of two sentences at the end of Shareholder Proposal 9 which begins “You can reach me…”

I do have a few questions for you but they can wait until we have a opportunity to talk tomorrow.

Respectfully,

s/

Richard D. Foley

Copy by email to Steve Nieman